Mail Stop 4561

February 4, 2010

Mr. Ray Vuono
Chief Executive Officer and President
MedLink International, Inc.
1 Roebling Court
Ronkonkoma, NY 11779

> **Re:** **MedLink International, Inc.**
> **Form 10-K/A For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A For the Quarterly Periods Ended March 31, 2009, June**
> **30, 2009 and September 30, 2009**
> **File No. 001-31771**

Dear Mr. Vuono:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant